November 17, 2006

Via Facsimile (212) 451-2222 and U.S. Mail

Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY  10022

      Re:	Rural/Metro Corporation
      Definitive Additional Materials
Filed November 14, 2006 by Accipiter Life Sciences Fund, LP,
Accipiter
    Life Sciences Fund II, LP, Accipiter Life Sciences Fund
(Offshore),
    Ltd., Accipiter Life Sciences Fund II (Offshore), Ltd.,
Accipiter
Life
    Sciences Fund II (QP), LP, Candens Capital, LLC, Accipiter Capital Management, LLC, Gabe Hoffman, and Nicole Viglucci
		File No. 0-22056

Dear Mr. Wolosky:

      We have the following comments on the above-referenced filing.
1. We note your statements that Rural/Metro Corporation "refuses to file restated historical results on Form 8-K." Please provide us supplemental support that describes the company`s obligations in this respect. If the company is not required to make the referenced filings, please ensure that you provide additional context in future disclosure. Refer to Rule 14a-9.
2. We note your statement that the company file several annual reports and one quarterly report late. In future filings, please provide additional context by disclosing that the company filed those reports within the extension period provided for in our rules.
3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, for example:

* your assertion that the company followed a "disastrous" acquisition strategy in the late 1990`s..."
* your assertion that "It is obvious that Rural has long-ignored proper corporate governance."
* your assertion that "Management has taken an extreme position by refusing to provide stockholders with any specific financial outlook, or any elements thereof."

	With respect to the second and third bullet points, please confirm that in future filings you will provide additional context that describes whether other reporting entities in general or in the company`s industry act similarly (i.e., what is proper corporate governance and provision of earnings outlook?).

Closing Comments

      You should furnish a response letter keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label
"CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


Sincerely,



Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions

Steve Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
November 17, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE